UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

--------------

Commission File Number: 001-34947

----------

Bitauto Holdings Limited

New Century Hotel Office Tower, 10/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitauto Holdings Limited

By	:	/s/ Ming Xu
Name	:	Ming Xu
Title	:	Chief Financial Officer

Date: November 27, 2019

2

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.2 – Press Release for 2019 AGM Venue Change

Exhibit 99.3 – Revised Notice of Annual General Meeting

3